Exhibit 99.1

Ambow Education Holding Ltd. Announces Withdrawal of Non-Binding Going Private Proposal

BEIJING, March 26, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that the Board of Directors of the Company received a letter from The Baring Asia Private Equity Fund V, L.P. (“Baring”) stating that Baring is withdrawing the non-binding going private proposal dated March 15, 2013 as a result of unexpected events, including the resignations of three independent directors and the Company’s independent auditor and the suspension of trading of the Company’s ADSs on the NYSE. In its letter, Baring also stated it remained willing to consider potential transactions with the Company, including an acquisition of all or part of the Company, once the current situation is resolved.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com